U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A
(Amendment No. 1)

NOTIFICATION OF LATE FILING
FOR FORM 10-Q

For Period Ended	Commission File No. 0-21825
March 31, 2005	CUSIP No. 862924 10 7

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of a filing above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

STREICHER MOBILE FUELING, INC.
(Full Name of Registrant)

800 West Cypress Creek Road, Suite 580
Fort Lauderdale, Florida 33309
(Address of Principal Executive Office)

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portions thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Forms 10-K, 20-F, 11- K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company has been engaged in the integration of the operating assets and related business of a company it acquired on February 18, 2005 and the filing of the required financial statement and pro forma information on Form 8-K/A with the Commission on May 9, 2005 in connection therewith, which has caused delays in the finalization of the Company’s financial results. Accordingly, the Company cannot file the subject report within the prescribed time period without incurring unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Richard E. Gathright (954) 308-4200

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[X] Yes  [  ] No

(3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes  [  ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The completion of the Form 10-Q has been delayed by the integration of the operating assets and related business of a company it acquired on February 18, 2005 and the filing of the required financial statement and pro forma information on Form 8-K/A with the Commission on May 9, 2005 in connection therewith. The Company’s Form 10-Q for the quarter ended March 31, 2005 will be filed no later than Friday, May 20, 2005, within the extension period provided by SEC Rule 12b-25. The Company expects to file a press release in conjunction with the filing of the Form 10-Q and to hold a conference call with the Company’s shareholders, investors and other interested parties shortly thereafter.

An explanation of the various factors contributing to the change in results of operation for the corresponding periods, will be discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” in the Form 10-Q. This discussion will include an explanation of the costs and expenses related to the acquisition and integration of the transaction completed by the Company on February 18, 2005, and the write-off and accelerated depreciation of accounting and information software in connection with changes in the Company’s information technology infrastructure, which items factored materially into the anticipated net loss of $1.349 million reported in the Form 12b-25.

Streicher Mobile Fueling, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2005	By:	/s/ Richard E. Gathright
Richard E. Gathright, President